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Media release

Rio Tinto announces record production for iron ore, bauxite and thermal coal in 2013

16 January 2014

Rio Tinto chief executive Sam Walsh said “These are excellent fourth quarter operational results, demonstrating continued delivery on our commitments. We have set new records for iron ore production and shipments as we ramp up our 290 expansion, as well as achieving an impressive recovery in copper volumes and record annual production for both bauxite and thermal coal. We have exceeded our cost cutting targets for the year and announced or completed $3.5 billion of non-core asset sales. These actions, together with lower capital expenditure in 2013 and beyond, will ensure that Rio Tinto is well positioned to deliver greater value to shareholders.”

Highlights

		Q4 2013	vs Q4 2012	vs Q3 2013	2013	vs 2012
Global iron ore shipments	mt (100% basis)	72.4	+8%	+6%	259.0	+5%
Global iron ore production	mt (100% basis)	70.4	+6%	+3%	266.0	+5%
Mined copper	kt (RT share)	172.8	+5%	+6%	631.5	+15%
Bauxite	mt (RT share)	11.4	+7%	+2%	43.2	+10%
Aluminium	kt (RT share)	868	-4%	-1%	3,555	+3%
Hard coking coal	mt (RT share)	2.4	+25%	+7%	8.2	+2%
Semi-soft and thermal coal	mt (RT share)	6.5	-9%	-7%	26.8	+12%
Titanium dioxide feedstock	kt (RT share)	361	-20%	-3%	1,622	+2%

  Record quarterly and annual iron ore production, shipments and rail volumes. Shipments from the Pilbara exceeded production by two million tonnes in the fourth quarter, despite impacts from cyclone Christine, which closed the ports for three days at the end of the year and affected the progressive recovery of rail and ports into January. The safe and efficient ramp up to 290 Mt/a nameplate capacity across mines, rail and ports remains on track for completion by the end of the first half of 2014.

  Mined copper benefited from the ramp up of production at Oyu Tolgoi to full capacity and continued improvement in grades and throughput at Kennecott Utah Copper. The heavy equipment access road at Kennecott was completed in October giving renewed access to the entire open pit earlier than originally scheduled.

  Record annual production and shipments for bauxite, with production records at both Australian mines and in Guinea.

  Production of semi-soft and thermal coal improved significantly for the full year due to productivity improvement initiatives and the completion of brownfield mine developments.

  Over $2 billion of operating cash cost improvements achieved in 2013 compared with 2012.

  Exploration and evaluation expenditure reduced by over $1 billion in 2013 compared with 2012, exceeding the $750 million target set for the year.

  Non-core asset divestments totalling $3.5 billion announced in 2013, of which $2.5 billion completed in 2013.

  On 8 January 2014, Turquoise Hill Resources announced the successful completion of its approximately $2.4 billion rights offering which was fully subscribed. The proceeds of the rights issue will be used to repay loans outstanding to Rio Tinto, and will result in a $1.2 billion reduction in Rio Tinto’s consolidated net debt.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

IRON ORE

Rio Tinto share of production (million tonnes)

	Q4 2013	vs Q4 2012	vs Q3 2013	2013	vs 2012
Pilbara Blend Lump	13.7	+9%	+3%	52.1	+7%
Pilbara Blend Fines	20.5	+16%	+6%	76.5	+9%
Robe Valley Lump	1.6	+1%	-2%	5.9	+6%
Robe Valley Fines	3.0	-10%	-3%	11.7	+2%
Yandicoogina Fines (HIY)	14.5	0%	+5%	53.7	-2%
IOC (pellets and concentrate)	2.3	+1%	-1%	9.0	+9%

Global iron ore production for the full year of 266 million tonnes (Rio Tinto share 209 million tonnes) set a new annual record, five per cent higher than in 2012. Fourth quarter global production of 70 million tonnes (Rio Tinto share 56 million tonnes) was six per cent higher than the same period in 2012.

Pilbara operations

Fourth quarter production of 66.5 million tonnes (Rio Tinto share 53.2 million tonnes) set a new quarterly record, driven by productivity improvements and continued ramp up of recent mine expansions. Production for 2013 was 250.6 million tonnes (Rio Tinto share 199.9 million tonnes), five per cent higher than in 2012.

In the last three days of December, Rio Tinto’s Pilbara ports and coastal rail operations were closed due to the adverse weather conditions caused by tropical cyclone Christine. Rail and port operations continued to be impacted into January but full operations have now resumed.

Pilbara marketing

Fourth quarter sales set a new record of 68.8 million tonnes (100 per cent basis) as the expanded Cape Lambert port is progressively commissioned and ramped up. Shipments exceeded production by 2.3 million tonnes and were nine per cent higher than in the same quarter of 2012. 2013 sales of 244.3 million tonnes (100 per cent basis) were five per cent higher than last year.

Slightly more than half of sales were priced on a current month index average price. Approximately 30 per cent were sold with reference to the quarter’s average, lagged by one month. The remainder was sold either on a current quarter average or on the spot market. Prices are adjusted for product characteristics and iron and moisture content.

Pilbara expansion

Following completion of infrastructure works associated with the 290 Mt/a project, four months ahead of schedule and $400 million under budget, ramp up of shipments to nameplate capacity of 290 Mt/a continued in the fourth quarter of 2013. This is scheduled to be complete by the end of the first half of 2014.

Expansion of the port, rail and power infrastructure to 360 Mt/a is currently underway and is due for completion by the end of the first half of 2015. On 28 November 2013, Rio Tinto set out its breakthrough pathway to optimise the growth of mine capacity towards 360 Mt/a at a capital intensity in the mid-$120s per tonne, significantly lower than originally planned. A series of low-cost brownfield expansions will bring on additional tonnes, with production of 330 million tonnes expected in 2015. Mine production capacity will increase by more than 60 million tonnes between 2014 and 2017.

Iron Ore Company of Canada (IOC)

Saleable production for 2013 was nine per cent higher than in 2012 due to continued improvement in the expanded mine and concentrator. Completion of the second phase of the Concentrate Expansion Project to bring total concentrate production capacity to 23.3 Mt/a is expected during the first half of 2014.

2013 concentrate sales were 46 per cent higher than in 2012. This is as a result of the additional concentrate volumes from recent expansions and the decision to curtail pellet production to reduce costs.

COPPER

Rio Tinto share of production

	Q4 2013	vs Q4 2012	vs Q3 2013	2013	vs 2012
Kennecott Utah Copper		+9%	+9%	211.0	+29%

Mined copper (000 tonnes)	64.5
Refined copper (000 tonnes)	57.7	-4%	+25%	193.6	+19%
Molybdenum (000 tonnes)	1.8	+69%	+49%	5.7	-39%
Mined gold (000 oz)	73.8	+50%	+33%	207.1	+3%
Refined gold (000 oz)	47.8	-39%	+19%	192.3	-31%
Escondida		-3%	+3%	336.5	+7%
Mined copper (000 tonnes)	83.8
Refined copper (000 tonnes)	23.2	+9%	+6%	91.6	-2%
Grasberg
Mined copper (000 tonnes)	6.3	n/a	n/a	6.3	n/a
Oyu Tolgoi
Mined copper (000 tonnes)	11.0	n/a	+8%	25.7	n/a
Mined gold (000 oz)	24.7	n/a	+18%	52.6	n/a

Kennecott Utah Copper

Fourth quarter production of copper, gold and molybdenum contained in concentrates improved significantly on the same period in 2012, reflecting higher ore throughput and slightly higher gold and molybdenum grades.

The recovery of the open pit operations following the pit wall slide continues to progress better than originally planned, with completion of the new heavy vehicle access road achieved ahead of schedule enabling further remediation and waste movement to provide additional access to ore.

Waste movement associated with the Cornerstone extension, which involves pushing back the south wall of Bingham Canyon to gain access to additional ore, continued during the quarter.

Copper cathode production for 2013 was 19 per cent higher than in 2012, as a result of a planned smelter shutdown in 2012 and the rapid recovery of operations from the April pit wall slide.

Escondida

Mined copper production in the fourth quarter decreased three per cent on the same period in 2012 but was up seven per cent for the full year. This increase was driven by higher ore grades and ore throughput rates.

Oyu Tolgoi / Turquoise Hill Resources

Production for the fourth quarter was 32,941 tonnes of copper and 73,653 ounces of gold in concentrates (Rio Tinto share 11,047 tonnes and 24,688 ounces). Concentrate production continues to ramp up with fourth quarter mined copper and gold eight per cent and 18 per cent higher than in the third quarter.

Customers began to collect concentrate from the bonded warehouse in China during the fourth quarter and had withdrawn approximately 26,400 tonnes of concentrate by year end. Initial sales and logistics commissioning issues have been experienced since the start of operations and some sales volumes have been deferred until after the first quarter of 2014.

Grasberg

Freeport is due to release its 100 per cent operating data for the fourth quarter on 22 January 2014.

Northparkes

On 29 July 2013, Rio Tinto announced that it had reached a binding agreement for the sale of its 80 per cent interest in Northparkes. The transaction completed on 1 December 2013. Production from Northparkes is therefore only included up to that date.

Projects

On 23 December 2013, Rio Tinto announced a strategic review of its approximately 19.1 per cent shareholding in Northern Dynasty Minerals Ltd (Northern Dynasty), which owns 100 per cent of the Pebble Project in the Bristol Bay region of western Alaska.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q4 2013	vs Q4 2012	vs Q3 2013	2013	vs 2012
Rio Tinto Alcan		+7%	+2%	43,204	+10%

Bauxite (includes Gove mine)	11,432
Alumina	1,909	-1%	+8%	7,037	+1%
Aluminium	868	+2%	-1%	3,468	+7%
Other operations		-1%	+27%	2,270	-17%
Gove alumina refinery	673

On 29 November 2013, Rio Tinto announced that it intended to suspend alumina production at Gove and focus on its bauxite operations after determining the refinery was no longer a viable business in the current market environment.

The Gove alumina refinery will progressively ramp down each of its three production stages. One stage will ramp down in February, a second stage between April and May and a third stage between June and July. The refinery will move to care and maintenance from July 2014 to ensure it is prepared for a potential re-start in the future. It will therefore continue to be reported separately from Rio Tinto Alcan.

Bauxite

Fourth quarter bauxite production set a new quarterly record and was seven per cent higher than the same period in 2012. Production for 2013 was up ten per cent against 2012. Full year production records were achieved at Weipa, Gove and Sangaredi to take advantage of higher third party demand.

Alumina

Fourth quarter Rio Tinto Alcan alumina production was one per cent lower than the same period in 2012. Production for the full year was one per cent higher than in 2012, as tonnes from the Yarwun expansion broadly offset the impacts of ex-tropical cyclone Oswald, which both Queensland refineries experienced in the first quarter of 2013.

Aluminium

Fourth quarter aluminium production was two per cent higher than the same period in 2012. Production for 2013 was also higher than in 2012 due to the lockout at Alma which occurred in the first seven months of 2012 and the ramp up of the AP60 plant in Arvida in 2013 which was partially offset by the shutdown of Shawinigan and the sale of St-Jean de Maurienne which completed on 16 December 2013.

Ramp up at the new AP60 plant has continued since announcing first metal production on 7 September. In December 2013, the $1.1 billion plant achieved daily run rates equivalent to nameplate capacity of 60,000 tonnes per annum.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q4 2013	vs Q4 2012	vs Q3 2013	2013	vs 2012
Rio Tinto Coal Australia
Hard coking coal	2,262	+23%	+8%	7,651	-3%
Semi-soft coking coal	922	-4%	+23%	3,859	+17%
Thermal coal	5,497	-9%	-11%	22,485	+10%
Rio Tinto Coal Mozambique		+47%	-9%	564	+200%

Hard coking coal	148
Thermal coal	127	-20%	+4%	490	+80%

Australian semi-soft and thermal coal production increased significantly during the year compared with 2012, with four mines (Hunter Valley Operations, Mount Thorley Warkworth, Bengalla and Clermont) achieving annual records. The substantial production increase was delivered through a transformation programme of productivity improvements, the completion of brownfield mine developments and the ramp up of the Clermont thermal coal mine.

Full year hard coking coal volumes were marginally lower than in 2012. Coal recovery work at Hail Creek has been successfully completed following a geotechnical low wall failure experienced in July. The $2 billion extension of the Kestrel mine was officially opened in October, adding 20 years to the life of the operation.

On 25 October 2013, Rio Tinto reached a binding agreement for the sale of its 50.1 per cent interest in the Clermont Joint Venture to GS Coal Pty Ltd, a company jointly owned by Glencore Xstrata and Sumitomo Corporation, for $1.015 billion. The transaction is expected to complete in the first quarter of 2014.

Semi-soft and thermal coal production in the fourth quarter was lower than the same period in 2012. This resulted from mine sequencing at Mount Thorley Warkworth and Hunter Valley Operations as well as from the closure of the Blair Athol mine in November 2012, which is now in the process of being sold as announced on 3 October 2013.

Hard coking coal production was 23 per cent higher than during the fourth quarter of 2012, with reduced impacts from maintenance and upgrade stoppages.

Full year volumes in Mozambique were higher than in 2012 as production at the mine continues to ramp up.

Uranium

Rio Tinto share of production (000 lbs)

	Q4 2013	vs Q4 2012	vs Q3 2013	2013	vs 2012
Energy Resources of Australia	741	-60%	-15%	4,351	-23%
Rössing	735	-27%	-22%	3,643	-11%

Uranium production for the quarter was adversely impacted by the failure of a process plant leach tank at both Energy Resources of Australia (ERA) and Rössing in December 2013.

Clean-up and recovery operations at ERA’s Ranger processing plant are progressing. Processing operations remain suspended pending completion of a full investigation and regulatory approval to recommence.

At Rössing, some processing operations were restarted on 11 January 2014 and will continue to be progressively restored during the first quarter.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q4 2013	vs Q4 2012	vs Q3 2013	2013	vs 2012
Diamonds (000 carats)		+57%	+2%	11,359	+34%

Argyle	3,153
Diavik	1,240	+9%	+24%	4,346	0%
Murowa	105	+7%	+51%	322	+3%
Minerals (000 tonnes)

Borates – B2O3 content	121	+22%	-4%	495	+9%
Titanium dioxide feedstock	361	-20%	-3%	1,622	+2%
Salt (000 tonnes)		+12%	+19%	6,728	-2%
	1,886

At Argyle, carats recovered were 57 per cent higher than the fourth quarter of 2012 reflecting increased tonnes processed in the period and higher grades following commissioning of the underground operation earlier in the year.

Carats recovered at Diavik were nine per cent higher than the fourth quarter of 2012 as a result of an increase in tonnes processed as the underground mine ramped up to full production, which was partially offset by lower grades.

Titanium dioxide feedstock production was 20 per cent lower than the fourth quarter of 2012 due to a shutdown at Richards Bay Minerals (RBM) and the planned rebuild of one of nine furnaces at Rio Tinto Fer et Titane (RTFT) . This rebuild has been delayed until market conditions for high grade titanium dioxide feedstock improve. Full year production was marginally higher than in 2012 as the impact of production cuts in response to market conditions was offset by the doubling of the Group’s interest in RBM announced in September 2012. The RTFT upgraded slag (UGS) production facility restarted in the fourth quarter but at reduced capacity.

Borates production in the fourth quarter increased 22 per cent over the same period of 2012 in response to increased sales during the quarter and in preparation for the launch of the new modified direct dissolving of kernite (MDDK) process plant in 2014.

Salt production in the fourth quarter increased 12 per cent compared with the same period in 2012 due to productivity improvements achieved during the quarter and maintenance activities which took place in the fourth quarter of 2012.

Constructive discussions to develop the formal investment framework for Simandou continue with the Government of Guinea and Simfer partners.

CORPORATE

On 8 January 2014, Turquoise Hill Resources announced the successful completion of its approximately $2.4 billion rights issue. Rio Tinto provided a standby commitment for the issue and undertook to exercise all of its rights. Following the transaction, Rio Tinto’s shareholding in Turquoise Hill Resources remains unchanged at approximately 50.8 per cent.

Turquoise Hill Resources will use the proceeds of the rights issue to repay the $1.8 billion interim funding facility and the $600 million bridge facility extended by Rio Tinto. This will result in around a $1.2 billion reduction in Rio Tinto’s consolidated net debt.

Prior to the announcement of the rights issue, Rio Tinto also secured extensions to the commitment letters received from 15 commercial banks for the Oyu Tolgoi project financing, which now expire on 31 March 2014.

EXPLORATION AND EVALUATION

Pre-tax and pre- divestment expenditure on exploration and evaluation charged to the profit and loss account in 2013 was $948 million compared with $1,971 million in 2012. Of the 2013 expenditure, approximately 39 per cent was incurred by the Copper Group, six per cent by Iron Ore, 22 per cent by Energy, 13 per cent by Diamonds and Minerals, one per cent by Rio Tinto Alcan and the balance by Central Exploration.

Exploration highlights

In the Pilbara (Western Australia), data processing and interpretation of the airborne geophysical surveys continued. Drilling was completed on the planned 2013 targets.

In the Bowen Basin (Queensland, Australia), drilling was completed at the Winchester South, Hillalong and Kemmis Creek projects.

In Montana (US) drilling of the 2013 targets was completed at the Copper Cliff porphyry copper project.

In Chile, drilling was completed at the Olimpo project, and geophysical surveys were completed at the Queen Elizabeth target (an alliance project with Codelco).

In Russia, all field programmes were completed ahead of the onset of winter. Data compilation, interpretation and target generation work was completed for the Kirganik copper exploration project located in the southern Kamchatka peninsula.

In Uzbekistan, geological mapping and ground geophysics targeting copper mineralisation was completed at the Gava prospect.

In China CRTX, the Chinalco Rio Tinto Exploration Joint Venture, signed a cooperation agreement in the Heilongjiang Province for copper exploration.

At Tamarack (USA) drilling aimed to follow-up significant zones of nickel mineralisation was completed.

On the Saskatchewan Potash project in Canada, a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron, processing and interpretation of the 2012 3D seismic survey was completed and resource estimation completed.

At Rössing (Namibia) resource estimation was completed incorporating the third phase of drilling at the Z20 uranium project.

In Brazil in the Amargosa Orbit, field mapping and auger drilling continued across several targets.

At the Suriapet diamond project in India, gravel sampling continued, but was hampered by monsoon rains.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper	Copper/molybdenum:	Nickel: Tamarack, US.	Copper: Australia, PNG,
	Resolution, US.		US, Chile, Peru, Russia,
	Copper: La Granja, Peru		Kazakhstan, Uzbekistan,
	Copper/gold: Oyu Tolgoi,		Mongolia, Zambia, China
Mongolia
Diamonds &	Diamonds: Bunder, India		Diamonds: Canada, India
Minerals	Lithium borates: Jadar,		Potash: Canada
	Serbia		Heavy Mineral Sands:
	Heavy Mineral Sands:		Gabon
Mutamba
Energy	Coal: Rio Tinto Coal	Coal: Bowen Basin,	Uranium: Canada, US,
	Mozambique	Australia	Namibia, Australia
	Uranium: Ranger 3 Deeps,	Uranium: Canada
Rough Rider
Iron Ore	Simandou, Guinea	Pilbara, Australia	Canada, Botswana, India
Pilbara, Australia

Mine-lease exploration continued at a number of Rio Tinto businesses including, Pilbara Iron, Hail Creek, Rössing, Oyu Tolgoi, Resolution, La Granja, Rough Rider and Sweetwater.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Christopher Maitland
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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year		% Change
						2013
					2012		Q4 13 vs Q4 12	Q4 13 vs Q3 13	2013 vs 2012
		2012 Q4	2013 Q3	2013 Q4
Principal Commodities

Alumina	('000 t)	2,617	2,293	2,582	9,710	9,307	-1%	13%	-4%
Aluminium	('000 t)	906	878	868	3,456	3,555	-4%	-1%	3%
Bauxite	('000 t)	10,731	11,250	11,432	39,363	43,204	7%	2%	10%
Borates	('000 t)	100	127	121	453	495	22%	-4%	9%
Coal - hard coking	('000 t)	1,932	2,253	2,410	8,044	8,214	25%	7%	2%
Coal - semi-soft coking	('000 t)	963	750	922	3,286	3,859	-4%	23%	17%
Coal - thermal	('000 t)	6,222	6,321	5,624	20,648	22,975	-10%	-11%	11%
Copper - mined	('000 t)	163.9	162.3	172.8	548.8	631.5	5%	6%	15%
Copper - refined	('000 t)	86.2	68.3	81.0	279.4	300.1	-6%	19%	7%
Diamonds	('000 cts)	3,248	4,158	4,498	13,122	16,027	38%	8%	22%
Iron ore	('000 t)	51,967	53,377	55,510	198,869	208,966	7%	4%	5%
Titanium dioxide feedstock	('000 t)	450	373	361	1,594	1,622	-20%	-3%	2%
Uranium	('000 lbs)	2,853	1,817	1,476	9,760	7,993	-48%	-19%	-18%
Other Metals & Minerals
Gold - mined	('000 oz)	73	97	114	294	340	56%	17%	16%
Gold - refined	('000 oz)	78	40	48	279	192	-39%	19%	-31%
Molybdenum	('000 t)	1.1	1.2	1.8	9.4	5.7	69%	49%	-39%
Salt	('000 t)	1,678	1,586	1,886	6,833	6,728	12%	19%	-2%
Silver - mined	('000 oz)	998	1,345	1,412	3,657	4,765	41%	5%	30%
Silver - refined	('000 oz)	810	395	633	2,451	2,158	-22%	60%	-12%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto share of production

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

ALUMINA
Production ('000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	363	362	346	353	378	1,397	1,439
Queensland Alumina	80%	714	593	697	695	722	2,954	2,707
São Luis (Alumar)	10%	82	83	84	85	91	341	343
Yarwun	100%	750	523	620	608	696	2,175	2,446
Jonquière (Vaudreuil) specialty alumina plant	100%	25	25	30	25	23	101	103
Rio Tinto Alcan total
		1,934	1,587	1,776	1,764	1,909	6,968	7,037
Other Aluminium - Gove refinery (a)	100%	683	599	470	528	673	2,742	2,270
Rio Tinto total alumina production
		2,617	2,186	2,246	2,293	2,582	9,710	9,307

ALUMINIUM
Production ('000 tonnes)
Rio Tinto Alcan
Australia - Bell Bay (b)	100%	47	46	47	47	47	185	187
Australia - Boyne Island (b)	59%	85	83	83	84	83	338	333
Australia - Tomago (b)	52%	71	68	69	71	72	281	281
Cameroon - Alucam (Edéa)	47%	7	5	8	11	11	24	35
Canada - seven wholly owned (c) (d)	100%	318	329	338	335	331	1,103	1,333
Canada - Alouette (Sept-Îles)	40%	59	59	58	57	59	237	233
Canada - Bécancour	25%	27	27	27	28	27	107	109
France - Dunquerque	100%	65	64	60	66	68	256	258
France - St-Jean-de-Maurienne (e)	0%	22	22	23	24	16	93	85
Iceland - ISAL (Reykjavik)	100%	48	49	50	49	49	190	197
New Zealand - Tiwai Point (b)	79%	64	65	62	64	66	258	257
Norway - SØRAL (Husnes)	50%	12	11	11	11	12	46	45
Oman - Sohar	20%	18	18	18	18	17	72	71
UK - Lochaber	100%	11	12	11	11	11	45	44
Rio Tinto Alcan total
		854	856	866	878	868	3,236	3,468
Other Aluminium - two smelters (f)		52	52	35	-	-	220	87
Rio Tinto total aluminium production
		906	907	901	878	868	3,456	3,555

BAUXITE
Production ('000 tonnes) (g)
Rio Tinto Alcan
Gove (b)	100%	2,068	1,918	1,857	1,983	2,271	7,944	8,029
Porto Trombetas	12%	481	384	473	506	525	1,861	1,887
Sangaredi	(h)	1,663	1,477	1,831	1,790	1,848	6,301	6,947
Weipa	100%	6,518	5,783	6,800	6,971	6,787	23,257	26,341
Rio Tinto total bauxite production
		10,731	9,562	10,960	11,250	11,432	39,363	43,204

Rio Tinto share of production

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	100	111	137	127	121	453	495

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,588	1,217	1,373	1,483	1,536	5,882	5,608
Kestrel Coal	80%	244	321	387	608	726	1,974	2,043
Total Rio Tinto Coal Australia hard coking coal
		1,832	1,539	1,759	2,091	2,262	7,857	7,651
Rio Tinto Coal Mozambique
Benga (i)	65%	100	111	143	162	148	188	564
Rio Tinto total hard coking coal production
		1,932	1,650	1,902	2,253	2,410	8,044	8,214

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	461	651	463	466	527	1,695	2,107
Mount Thorley	64%	344	271	364	241	305	1,014	1,182
Warkworth	44%	158	117	320	43	90	576	569
Rio Tinto total semi-soft coking coal production
		963	1,039	1,147	750	922	3,286	3,859

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	32%	662	565	721	710	638	2,248	2,634
Blair Athol Coal (j)	71%	497	-	-	-	-	1,843	-
Clermont (k)	50%	1,416	1,130	1,524	1,753	1,496	4,103	5,903
Hail Creek Coal (l)	82%	-	-	-	21	136	-	157
Hunter Valley	80%	2,395	1,893	2,553	2,330	2,026	7,869	8,802
Kestrel Coal	80%	67	169	89	53	60	280	371
Mount Thorley	64%	420	483	413	263	350	1,598	1,508
Warkworth	44%	607	704	547	1,069	791	2,435	3,110
Total Rio Tinto Coal Australia thermal coal
		6,063	4,943	5,846	6,198	5,497	20,376	22,485
Rio Tinto Coal Mozambique
Benga (i)	65%	160	109	132	122	127	272	490
Rio Tinto total thermal coal production
		6,222	5,052	5,978	6,321	5,624	20,648	22,975

Rio Tinto share of production

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

COPPER
Mine production ('000 tonnes) (g)
Bingham Canyon	100%	59.3	48.2	39.2	59.1	64.5	163.2	211.0
Escondida	30%	86.8	85.6	85.6	81.5	83.8	314.2	336.5
Grasberg - Joint Venture (m)	40%	0.0	0.0	0.0	0.0	6.3	0.0	6.3
Northparkes (n)	0%	10.8	10.6	11.2	11.4	7.2	43.1	40.4
Oyu Tolgoi (o)	34%	-	-	4.4	10.3	11.0	-	25.7
Palabora (p)	0%	7.0	5.8	5.8	-	-	28.3	11.6
Rio Tinto total mine production
		163.9	150.2	146.2	162.3	172.8	548.8	631.5
Refined production ('000 tonnes)
						23.2		91.6
Escondida	30%	21.3	22.6	23.8	22.0		93.1
Kennecott Utah Copper	100%	59.9	50.4	39.2	46.3	57.7	162.7	193.6
Palabora (p)	0%	5.1	7.5	7.4	-	-	23.6	14.9
Rio Tinto total refined production
		86.2	80.5	70.4	68.3	81.0	279.4	300.1

DIAMONDS
Production ('000 carats)
Argyle	100%	2,010	1,990	3,130	3,085	3,153	8,471	11,359
Diavik	60%	1,141	1,167	936	1,003	1,240	4,338	4,346
Murowa	78%	98	79	69	70	105	313	322
Rio Tinto total diamond production
		3,248	3,236	4,135	4,158	4,498	13,122	16,026

GOLD
Mine production ('000 ounces) (g)
Barneys Canyon	100%	0.8	0.0	0.4	0.0	0.0	1.2	0.4
Bingham Canyon	100%	48	46	31	56	74	200	207
Escondida	30%	7	7	7	7	7	29	28
Grasberg - Joint Venture (m)	40%	0	0	0	0	0	0	0
Northparkes (n)	0%	14	14	14	14	8	58	49
Oyu Tolgoi (o)	34%	-	-	7	21	25	-	53
Palabora (p)	0%	2.2	1.6	1.5	-	-	6.3	3.1
Rio Tinto total mine production
		73	69	61	97	114	294	340
Refined production ('000 ounces)
						48		192
Kennecott Utah Copper	100%	78	60	44	40		279

Rio Tinto share of production

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

IRON ORE
Production ('000 tonnes) (g)
Hamersley - six wholly owned mines	100%	33,022	30,774	32,946	33,707	35,868	126,630	133,295
Hamersley - Channar	60%	1,833	1,743	1,742	1,528	1,615	6,568	6,628
Hamersley - Eastern Range	(q)	2,424	2,508	2,460	2,571	2,513	9,303	10,052
Hope Downs	50%	3,683	3,869	3,965	4,504	4,556	15,396	16,894
Iron Ore Company of Canada	59%	2,298	2,009	2,341	2,353	2,321	8,267	9,024
Robe River	53%	8,707	7,347	8,375	8,714	8,637	32,705	33,073
Rio Tinto total iron ore production
		51,967	48,250	51,829	53,377	55,510	198,869	208,966
Breakdown:
						13,665		52,148
Pilbara Blend Lump		12,580	11,997	13,217	13,269		48,927
Pilbara Blend Fines		17,717	18,181	18,572	19,237	20,480	69,861	76,470
Robe Valley Lump		1,620	1,252	1,387	1,658	1,631	5,589	5,928
Robe Valley Fines		3,280	2,661	3,039	3,066	2,960	11,532	11,726
Yandicoogina Fines (HIY)		14,472	12,150	13,272	13,795	14,453	54,693	53,670
IOC Concentrate		844	797	1,086	1,048	1,057	2,578	3,988
IOC Pellets		1,453	1,212	1,255	1,305	1,264	5,689	5,036

MOLYBDENUM
Mine production ('000 tonnes) (g)
Bingham Canyon	100%	1.1	1.8	0.9	1.2	1.8	9.4	5.7

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,678	1,585	1,670	1,586	1,886	6,833	6,728

SILVER
Mine production ('000 ounces) (g)
Bingham Canyon	100%	624	663	431	852	930	2,086	2,876
Escondida	30%	251	261	306	305	337	1,050	1,210
Grasberg - Joint Venture (m)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (o)	34%	-	-	28	66	70	-	164
Others	-	123	136	181	122	76	521	515
Rio Tinto total mine production
		998	1,061	946	1,345	1,412	3,657	4,765
Refined production ('000 ounces)
						633		2,158
Kennecott Utah Copper	100%	810	672	457	395		2,451

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (r)	100%	450	427	461	373	361	1,594	1,622

Rio Tinto share of production

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013
URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia	68%	1,840	1,351	1,391	869	741	5,679	4,351
Rössing	69%	1,013	983	976	948	735	4,081	3,643
Rio Tinto total uranium production		2,853	2,334	2,366	1,817	1,476	9,760	7,993

Production data notes:

(a) On 29 November 2013, Rio Tinto announced plans to close the Gove refinery in 2014; the Gove refinery has been transferred from 'Rio Tinto Alcan' to 'Other Aluminium'.

(b) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Gove mine, Bell Bay, Boyne Island, Tomago and Tiwai Point smelters, would be reintegrated in Rio Tinto Alcan.

(c) The Shawinigan smelter ceased production on 29 November 2013.

(d) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.

(e) Rio Tinto sold its 100% interest in the Saint-Jean-de-Maurienne smelter with an effective date of 16 December 2013. Production is shown up to that date.

(f) Rio Tinto sold its 100% interest in the Sebree aluminium smelter with an effective date of 1 June 2013. Production is shown up to that date. The wholly owned Lynemouth smelter was closed in March 2012.

(g) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(h) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(i) Benga moved to commercial production during the third quarter of 2012.

(j) Blair Athol closed in the last quarter of 2012. Rio Tinto agreed the sale of its 71.2% interest in Blair Athol in October 2013.

(k) In October 2013, Rio Tinto announced that it had reached a binding agreement for the sale of its 50.1% interest in the Clermont Joint Venture.

(l) Hail Creek started a trial of thermal coal production, reprocessed from coking coal reject, in the third quarter of 2013.

(m) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. According to current estimates, the 4Q 2013 production from Grasberg did not exceed the metal attributable to PT Freeport Indonesia per the joint venture agreement for gold and silver for the quarter. Accordingly, Rio Tinto's share of joint venture production of gold and silver was zero for 4Q 2013.

(n) Rio Tinto sold its 80% interest in Northparkes with an effective date of 1 December 2013. Production is shown up to that date.

(o) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.

(p) The sale of Rio Tinto's 57.7% interest in Palabora Mining Company was completed on 31 July 2013; production data have been reported up to 30 June 2013.

(q) Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(r) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals (RBM). Rio Tinto's share of RBM production reflects increased ownership from 37% to 74% in early September 2012.

The Rio Tinto percentage shown above is at 31 December 2013.

Rio Tinto's interests in the Beyrède, Gardanne, La Bâthie and Teutschenthal specialty alumina plants and Borax Argentina were sold in 2012. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013
ALUMINIUM

Rio Tinto Alcan - Bauxite

Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory (a)	100.0%	2,068	1,918	1,857	1,983	2,271	7,944	8,029
Weipa mine - Queensland	100.0%	6,518	5,783	6,800	6,971	6,787	23,257	26,341
Brazil
Porto Trombetas (MRN) mine	12.0%	4,010	3,198	3,941	4,214	4,376	15,512	15,729
Guinea
Sangaredi mine (b)	23.0%	3,696	3,282	4,070	3,978	4,107	14,001	15,437
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		10,244	9,381	11,148	11,166	11,268	39,238	42,962

(a) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Gove mine, would be reintegrated in Rio Tinto Alcan.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto Alcan - Smelter Grade Alumina

Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	893	741	872	868	903	3,693	3,384
Yarwun refinery - Queensland	100.0%	750	523	620	608	696	2,175	2,446
Brazil
São Luis (Alumar) refinery	10.0%	820	833	836	848	908	3,409	3,425
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	363	362	346	353	378	1,397	1,439

(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

ALUMINIUM (continued)
Rio Tinto Alcan - Specialty Alumina

Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	25	25	30	25	23	101	103
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania (a)	100.0%	47	46	47	47	47	185	187
Boyne Island smelter - Queensland (a)	59.4%	143	139	140	142	139	569	561
Tomago smelter - New South Wales (a)	51.6%	137	133	134	139	139	546	545
Cameroon
Alucam (Edéa) smelter	46.7%	16	11	16	24	24	52	75
Canada
Alma smelter - Quebec	100.0%	90	106	110	111	113	208	440
Alouette (Sept-Îles) smelter - Quebec	40.0%	149	146	146	143	147	593	582
Arvida smelter - Quebec	100.0%	44	43	44	45	43	177	175
Arvida AP60 smelter - Quebec (b)	100.0%	-	-	-	-	9	-	9
Bécancour smelter - Quebec	25.1%	106	107	108	110	109	429	435
Grande-Baie smelter - Quebec	100.0%	56	55	56	56	56	223	224
Kitimat smelter - British Columbia	100.0%	46	45	44	42	40	182	172
Laterrière smelter - Quebec	100.0%	58	56	60	62	61	233	239
Shawinigan smelter - Quebec (c)	100.0%	23	23	24	20	7	81	74
France
Dunkerque smelter	100.0%	65	64	60	66	68	256	258
Saint-Jean-de-Maurienne smelter (d)	0.0%	22	22	23	24	16	93	85
Iceland
ISAL (Reykjavik) smelter	100.0%	48	49	50	49	49	190	197
New Zealand
Tiwai Point smelter (a)	79.4%	80	82	78	81	83	325	324
Norway
SØRAL (Husnes) smelter	50.0%	23	22	22	22	23	92	89
Oman
Sohar smelter	20.0%	90	89	91	89	85	360	354
United Kingdom
Lochaber smelter	100.0%	11	12	11	11	11	45	44
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales ('000 tonnes)		969	920	989	1,024	991	3,643	3,924

(a) On 8 August 2013, Rio Tinto announced that Pacific Aluminium, including the Bell Bay, Boyne Island, Tomago and Tiwai Point smelters, would be reintegrated in Rio Tinto Alcan.

(b) Rio Tinto started production at the Arvida AP60 Technology Centre in the fourth quarter of 2013.

(c) The Shawinigan smelter ceased production on 29 November 2013.

(d) Rio Tinto sold its 100% interest in the Saint-Jean-de-Maurienne smelter with an effective date of 16 December 2013. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

ALUMINIUM (continued)
Other Aluminium - Smelter Grade Alumina

Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	683	599	470	528	673	2,742	2,270
Other Aluminium - Specialty Alumina
Specialty alumina production ('000 tonnes)
France
Beyrède plant (b)	0.0%	-	-	-	-	-	16	-
Gardanne plant (b)	0.0%	-	-	-	-	-	284	-
La Bâthie plant (b)	0.0%	-	-	-	-	-	15	-
Germany
Teutschenthal plant (b)	0.0%	-	-	-	-	-	16	-
Other Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
United Kingdom
Lynemouth smelter (c)	100.0%	-	-	-	-	-	15	-
USA
Sebree smelter - Kentucky (d)	0.0%	52	52	35	-	-	205	87

(a) On 29 November 2013, Rio Tinto announced plans to close the Gove refinery in 2014; the Gove refinery has been transferred from 'Rio Tinto Alcan' to 'Other Aluminium'.

(b) Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.

(c) Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012.

(d) Rio Tinto sold its 100% interest in the Sebree smelter with an effective date of 1 June 2013. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013
BORATES
Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a) (b)		100	111	137	127	121	463	495

(a) Production is expressed as B2O3 content.

(b) Rio Tinto sold its interest in Borax Argentina with an effective date of 21 August 2012. Production is included up to that date.

COAL

Rio Tinto Coal Australia

Bengalla mine	32.0%
New South Wales
Thermal coal ('000 tonnes)		2,068	1,765	2,254	2,220	1,992	7,026	8,232
Blair Athol Coal mine (a)	71.2%
Queensland
Thermal coal ('000 tonnes)		697	-	-	-	-	2,587	-
Clermont Coal mine (b)	50.1%
Queensland
Thermal coal ('000 tonnes)		2,826	2,256	3,041	3,499	2,986	8,189	11,782
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,937	1,485	1,674	1,808	1,873	7,174	6,839
Thermal coal ('000 tonnes) (c)		-	-	-	25	166	-	191
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		576	814	579	582	659	2,119	2,634
Thermal coal ('000 tonnes)		2,993	2,366	3,191	2,912	2,533	9,836	11,002
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		304	402	483	760	908	2,468	2,553
Thermal coal ('000 tonnes)		83	211	111	66	75	350	463
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		537	424	569	377	477	1,584	1,846
Thermal coal ('000 tonnes)		657	754	645	411	547	2,497	2,357

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013
COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		355	263	719	96	202	1,296	1,281
Thermal coal ('000 tonnes)		1,365	1,583	1,229	2,403	1,779	5,477	6,995

Total hard coking coal production ('000 tonnes)		2,242	1,886	2,157	2,568	2,780	9,642	9,392
Total semi-soft coking coal production ('000 tonnes)		1,468	1,501	1,867	1,055	1,338	5,000	5,761
Total thermal coal production ('000 tonnes)		10,689	8,936	10,472	11,537	10,078	35,963	41,023

Total coal production ('000 tonnes)		14,399	12,323	14,496	15,161	14,196	50,605	56,176
Total coal sales ('000 tonnes)		14,757	12,259	14,056	14,481	15,027	50,050	55,823

Rio Tinto Coal Australia share (d)
Share of hard coking coal sales ('000 tonnes)		1,841	1,535	1,776	1,846	2,289	8,210	7,445
Share of semi-soft coal sales ('000 tonnes) (e)		882	1,115	981	806	1,048	3,194	3,950
Share of thermal coal sales ('000 tonnes) (e)		6,236	4,931	5,682	5,952	5,750	19,754	22,316

(a) Blair Athol closed in the last quarter of 2012. Rio Tinto agreed the sale of its 71.2% interest in Blair Athol in October 2013.

(b) In October 2013, Rio Tinto announced that it had reached a binding agreement for the sale of its 50.1% interest in the Clermont Joint Venture.

(c) Hail Creek started a trial of thermal coal production, reprocessed from coking coal reject, in the third quarter of 2013.

(d) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.

(e) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	65.0%
Hard coking coal production ('000 tonnes)		154	171	219	249	228	289	867
Thermal coal production ('000 tonnes)		246	168	202	188	196	419	754

(a) Benga moved to commercial production during the third quarter of 2012.

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		18,796	18,964	19,295	18,276	19,584	70,736	76,119
Average copper grade (%)		1.39	1.44	1.42	1.37	1.30	1.31	1.38
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		216.6	229.3	231.9	210.6	214.4	766.6	886.2
Contained gold ('000 ounces)		24	24	24	22	24	98	94
Contained silver ('000 ounces)		836	870	1,021	1,017	1,124	3,501	4,032
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		72.7	55.9	53.5	61.0	64.9	280.8	235.3
Refined production from leach plants:
Copper cathode production ('000 tonnes)		70.9	75.3	79.3	73.2	77.5	310.3	305.3

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		16,424	17,943	10,403	18,235	17,935	60,379	64,516
Average mill head grades:
Copper (%)		0.66	0.66	0.73	0.74	0.79	0.62	0.73
Gold (g/t)		0.59	0.52	0.53	0.65	0.81	0.59	0.64
Silver (g/t)		2.43	2.15	3.65	2.68	2.52	1.98	2.64
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		94.1	103.0	65.2	119.2	125.0	326.9	412.4
Gold in concentrates ('000 ounces)		227	218	135	306	370	888	1,030
Silver in concentrates ('000 ounces)		865	812	509	1,069	854	2,591	3,244
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		92.3	89.8	71.6	107.5	124.9	325.6	393.9
Gold in concentrates ('000 ounces)		224	192	150	278	367	919	988
Silver in concentrates ('000 ounces)		670	563	452	761	700	2,071	2,475

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 4Q 2013 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 4Q 2013 until the release of its 2013 fourth-quarter results on 22 January 2014.

(b) Rio Tinto share of Grasberg production is 40% of the expansion.

(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

COPPER & GOLD (continued)
Kennecott Utah Copper

Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.8	0.0	0.4	0.0	0.0	1.2	0.4
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,001	11,733	8,192	10,593	13,088	44,131	43,606
Average ore grade:
Copper (%)		0.60	0.47	0.54	0.62	0.56	0.42	0.55
Gold (g/t)		0.19	0.18	0.15	0.22	0.28	0.20	0.21
Silver (g/t)		2.34	2.42	2.18	4.16	3.12	2.19	3.01
Molybdenum (%)		0.027	0.033	0.022	0.034	0.032	0.040	0.031
Copper concentrates produced ('000 tonnes)		267	223	170	235	257	753	885
Average concentrate grade (% Cu)		22.1	21.7	23.0	25.2	25.1	21.6	23.8
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		59.3	48.2	39.2	59.1	64.5	163.2	211.0
Gold ('000 ounces)		48	46	31	56	74	200	207
Silver ('000 ounces)		624	663	431	852	930	2,086	2,876
Molybdenum concentrates produced ('000 tonnes):		2.2	3.5	1.7	2.4	3.5	18.2	11.1
Molybdenum in concentrates ('000 tonnes)		1.1	1.8	0.9	1.2	1.8	9.4	5.7

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b) Includes a small amount of copper in precipitates.

Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		285	245	123	256	266	830	890
Copper anodes produced ('000 tonnes) (a)		63.3	50.6	30.1	54.3	56.9	167.7	192.0
Production of refined metal:
Copper ('000 tonnes)		59.9	50.4	39.2	46.3	57.7	162.7	193.6
Gold ('000 ounces) (b)		78	60	44	40	48	279	192
Silver ('000 ounces) (b)		810	672	457	395	633	2,451	2,158

(a) New metal excluding recycled material.

(b) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013

COPPER & GOLD (continued)
Northparkes Joint Venture (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,393	1,419	1,542	1,528	989	5,651	5,478
Average ore grade:
Copper (%)		1.09	1.06	1.02	1.04	1.03	1.07	1.04
Gold (g/t)		0.52	0.49	0.47	0.45	0.44	0.53	0.47
Copper concentrates produced ('000 tonnes)		39.1	39.7	42.8	44.2	27.1	155.8	153.6
Contained copper in concentrates:
Saleable production ('000 tonnes)		13.5	13.3	14.0	14.3	9.0	53.8	50.6
Sales ('000 tonnes) (b)		12.1	10.7	11.3	8.9	11.6	43.8	42.5
Contained gold in concentrates:
Saleable production ('000 ounces)		18	17	17	17	10	72	62
Sales ('000 ounces) (b)		16.3	14.9	13.4	11.0	14.1	60.3	53.4

(a) Rio Tinto sold its 80% interest in Northparkes with an effective date of 1 December 2013. Production is shown up to that date.

(b) Rio Tinto's 80% share of material from the Joint Venture.

Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		-	-	4,430	8,052	7,835	-	20,317
Average mill head grades:
Copper (%)		-	-	0.42	0.47	0.49	-	0.47
Gold (g/t)		-	-	0.27	0.36	0.41	-	0.36
Silver (g/t)		-	-	1.31	1.39	1.44	-	1.39
Copper concentrates produced ('000 tonnes)		-	-	50.2	110.3	129.5	-	290.0
Average concentrate grade (% Cu)		-	-	26.1	27.7	25.4	-	26.4
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		-	-	13.1	30.6	32.9	-	76.7
Gold in concentrates ('000 ounces)		-	-	21	62	74	-	157
Silver in concentrates ('000 ounces)		-	-	85	196	208	-	489
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		-	-	-	-	6.1	-	6.1
Gold in concentrates ('000 ounces)		-	-	-	-	10	-	10
Silver in concentrates ('000 ounces)		-	-	-	-	36	-	36

(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013
COPPER & GOLD (continued)
Palabora (a)	0.0%
Palabora Mine
South Africa
Ore Treated ('000 tonnes)		2,434	2,139	2,221	-	-	9,225	4,360
Average ore grade: copper (%) (b)		0.57	0.56	0.58	-	-	0.59	0.57
Copper concentrates produced ('000 tonnes)		43.7	35.5	47.7	-	-	170.2	83.2
Average concentrate grade: copper (%)		27.8	28.4	25.3	-	-	28.8	26.7
Copper in concentrates ('000 tonnes)		12.1	10.1	12.1	-	-	49.1	22.2
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		43.6	54.2	57.1	-	-	157.0	111.3
New copper anodes produced ('000 tonnes)		10.9	14.1	13.2	-	-	40.6	27.3
Refined new copper produced ('000 tonnes)		8.8	13.0	12.9	-	-	40.9	25.8
Gold in Anode Slimes ('000 tonnes)		3.8	2.8	2.6	-	-	10.9	5.5
By-products:
Magnetite concentrate ('000 tonnes)		1,428	1,146	1,482	-	-	5,280	2,628
Nickel contained in products (tonnes)		3	6	11	-	-	32	17
Vermiculite plant
Vermiculite produced ('000 tonnes)		30	32	41	-	-	133	73

(a) The sale of Rio Tinto's 57.7% interest in Palabora Mining Company was completed on 31 July 2013; production data have been reported up to 30 June 2013.

(b) Includes some higher grade slag processed in 3Q 2012.

DIAMONDS
Argyle Diamonds (a)	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,822	1,533	1,929	2,088	1,728	7,011	7,278
AK1 diamonds produced ('000 carats)		2,010	1,990	3,130	3,085	3,153	8,471	11,359

(a) Rio Tinto officially opened the Argyle underground mine on 30 April 2013.

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		466	503	526	548	539	2,058	2,116
Diamonds recovered ('000 carats)		1,901	1,946	1,559	1,672	2,066	7,230	7,243
Murowa Diamonds	77.8%

Zimbabwe
Ore processed ('000 tonnes)		154	153	122	145	144	542	564
Diamonds recovered ('000 carats)		126	101	88	90	135	403	414

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013
IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley - Paraburdoo, Mt Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	33,022	30,775 32,945		33,707	35,868	126,630	133,295
Hamersley - Channar	60.0%	3,055	2,905	2,904	2,546	2,692	10,947	11,047
Hamersley - Eastern Range	(a)	2,424	2,508	2,460	2,571	2,513	9,303	10,052
Hope Downs	50.0%	7,367	7,737	7,932	9,007	9,112	30,793	33,788
Robe River - Pannawonica (Mesas J and A)	53.0%	9,246	7,383	8,352	8,912	8,661	32,304	33,308
Robe River - West Angelas	53.0%	7,183	6,479	7,451	7,528	7,635	29,404	29,093

Total production ('000 tonnes)		62,297	57,787	62,044	64,271	66,481	239,380	250,583
Breakdown of total production:
Pilbara Blend Lump		15,748	15,099	16,641	16,845	17,374	62,251	65,959
Pilbara Blend Fines		22,831	23,154	23,780	24,719	25,993	90,133	97,646
Robe Valley Lump		3,057	2,363	2,616	3,129	3,076	10,545	11,184
Robe Valley Fines		6,189	5,021	5,735	5,783	5,585	21,758	22,124
Yandicoogina Fines (HIY)		14,473	12,150	13,272	13,795	14,453	54,693	53,670
Breakdown of total sales:
Pilbara Blend Lump		13,740	12,472	13,356	14,408	15,628	53,069	55,864
Pilbara Blend Fines		25,157	22,753	23,437	26,177	28,999	93,692	101,366
Robe Valley Lump		2,651	2,019	1,982	2,794	3,096	9,099	9,891
Robe Valley Fines		6,707	4,645	5,637	6,298	6,592	23,000	23,172
Yandicoogina Fines (HIY)		14,668	12,833	12,056	14,576	14,504	53,847	53,969

Total sales ('000 tonnes) (b)		62,923	54,722	56,468	64,253	68,819	232,707	244,262

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%

Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,438	1,357	1,849	1,785	1,801	4,391	6,792
Pellets ('000 tonnes)		2,475	2,064	2,138	2,222	2,152	9,688	8,576
Sales:
Concentrates ('000 tonnes)		1,316	939	2,245	1,481	1,530	4,237	6,195
Pellets ('000 tonnes)		2,517	1,648	2,582	2,289	2,064	9,884	8,583

Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		66,210	61,209	66,030	68,278	70,434	253,459	265,951
Iron Ore Sales ('000 tonnes)		66,756	57,310	61,294	68,023	72,414	246,828	259,041

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Full Year	Full Year
	interest	2012	2013	2013	2013	2013	2012	2013
SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,454	2,319	2,444	2,320	2,759	9,996	9,841

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share) (b)
Titanium dioxide feedstock ('000 tonnes)		450	427	461	373	361	1,594	1,622

(a) On 7 September 2012, Rio Tinto increased its stake in Richards Bay Minerals from 37% to 74% through the acquisition of BHP Billiton's interest in RBM.

(b) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM

Energy Resources of Australia Ltd

Ranger mine	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		2,690	1,974	2,034	1,270	1,083	8,304	6,361
Rössing Uranium Ltd	68.6%

Namibia
U3O8 Production ('000 lbs)	1,477		1,434	1,423	1,383	1,072	5,950	5,312

Rio Tinto percentage interest shown above is at 31 December 2013. The data represent full production and sales on a 100% basis unless otherwise stated.